UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment Number 1)

Under the Securities Exchange Act of 1934

Dobson Communications Corporation

(Name of Issuer) Class A Common Stock, par value $0.001 per share
(Title of Class of Securities) 256069105
(CUSIP Number) Ellen Perrin Bank of America Corporation 100 North Tryon Street Charlotte, NC 28255 (704) 386-1624
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 18, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America Corporation IRS # 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,985,001 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,985,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,985,001 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.98%
14	TYPE OF REPORTING PERSON HC

(1) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NB Holdings Corporation IRS # 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,985,001 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,985,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,985,001 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.98%
14	TYPE OF REPORTING PERSON HC

(1) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America, N.A. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,985,001 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,985,001 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,985,001 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.98%
14	TYPE OF REPORTING PERSON BK

(1) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BANA (#1) LLC. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,585,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,585,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,585,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.39%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banc of America Strategic Solutions, Inc. IRS # 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,585,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,585,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,585,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.39%
14	TYPE OF REPORTING PERSON OO

This Amendment Number One to Statement on Schedule 13D (this "Amendment") amends the statement on Schedule 13D initially filed by Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., BANA (#1) LLC and Banc of America Strategic Solutions, Inc. on May 27, 2003 (the "Schedule 13D"). This Amendment is being filed to reflect the sale of 3,999,999 shares of Class A Common Stock in private transactions entered into on July 18, 2003, which sales ultimately settled on July 31, 2003 and August 1, 2003.

All defined terms used but not defined herein have the meanings set forth in the Schedule 13D.

The information set forth in the Schedule 13D is amended by this Amendment only as specifically stated.

The Reporting Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signatures on this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Person.

The Reporting Persons expressly disclaim that they have agreed to act as a Group other than as described in this Amendment or the Schedule 13D.

Except as otherwise specified herein, information contained herein regarding or based upon the number of outstanding shares of the Issuer's Class A Common Stock, Class B Common Stock, Series A Preferred Stock and Series AA Preferred Stock was derived from the Stock Purchase Agreement and, therefore, is given as of May 16, 2003.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On July 18, 2003, Solutions entered into contracts to sell an aggregate of 3,999,999 shares of Class A Common Stock in private transactions at a sale price of $5.50 per share (the "Sales"). Immediately after the settlement of the Sales on August 1, 2003, Solutions beneficially owned 28,585,001 shares of Class A Common Stock (the "Shares").

Solutions currently holds the Class A Common Stock for investment purposes, and the Bank currently holds the Option for investment purposes. Except as otherwise disclosed in this Amendment or in the Schedule 13D, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of their investment in the Class A Common Stock and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The introduction to Item 5 and Items 5(a) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

According to information supplied to the Bank in the Stock Purchase Agreement (as defined below), as of May 16, 2003, the Issuer had outstanding shares of stock in the following five classes:

(i) Class A Common Stock;

(ii) Class B Common Stock;

(iii) 121/4% Senior Exchangeable Preferred Stock (the "121/4% Preferred Stock");

(iv) 13% Senior Exchangeable Preferred Stock (the "13% Preferred Stock"); and

(v) Series AA Preferred Stock (the "Series AA Preferred Stock").

According to a press release issued by the Issuer on June 18, 2003, all of the outstanding shares of Series AA Preferred Stock have been transferred to the Issuer and canceled.

According to information contained in the Issuer's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2003:

(i) each share of Class A Common Stock has one vote per share;

(ii) each share of Class B Common Stock has ten votes per share;

(iii) each share of Class B Common Stock is convertible into one share of Class A Common Stock; and

(iv) the 121/4% Preferred Stock and the 13% Preferred Stock are not convertible into Class A Common Stock.

The information set forth in Item 6 is hereby incorporated by reference into this Item 5.

(a) Solutions beneficially owns the Shares.

BANA, in its capacity as the controlling shareholder of Solutions, may be deemed to be the beneficial owner of the Shares beneficially owned by Solutions.

The Bank beneficially owns the Option Shares and, in its capacity as the parent company of BANA, may be deemed to be the beneficial owner of the Shares beneficially owned by Solutions.

NB, it its capacity as the parent company of the Bank, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank and the Shares beneficially owned by Solutions.

Bank of America, in its capacity as the parent company of NB, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank and the Shares beneficially owned by Solutions.

The Shares represent approximately 42.39% of the total number of shares of Class A Common Stock outstanding as of May 16, 2003. The Option Shares represent approximately 0.59% of the total number of shares of Class A Common Stock outstanding. The Shares and Option Shares together represent approximately 42.98% of the total number of shares of Class A Common Stock outstanding.

Based on the voting power represented by the total number of shares of Class A Common Stock and Class B Common Stock outstanding as of May 16, 2003, (i) the Shares represent approximately 9.72% of the total voting power represented by the outstanding shares of the Issuer's capital stock that can vote in a general election of directors (the "Issuer's Total Voting Power"); (ii) the Option Shares represent approximately 0.14% of the Issuer's Total Voting Power; and (iii) the Shares and Option Shares together represent approximately 9.85% of the Issuer's Total Voting Power.

If (i) the Bank were to exercise the Option, and (ii) all shares of Class B Common Stock currently outstanding were converted into Class A Common Stock, then (x) the Shares would represent approximately 31.72% of the then-outstanding shares of Class A Common Stock and 31.72% of the Issuer's Total Voting Power; (y) the Option Shares would represent approximately 0.44% of the then-outstanding shares of Class A Common Stock and 0.44% of the Issuer's Total Voting Power; and (z) the Shares and Option Shares together would represent approximately 32.17% of the then-outstanding shares of Class A Common Stock and 32.17% of the Issuer's Total Voting Power.

(c) Except for the transactions to which the Schedule 13D and this Amendment relate, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers or directors has effected or caused to be effected any transactions with respect to the Class A Common Stock in the 60 days prior to the date hereof.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BANK OF AMERICA CORPORATION

Date: August 8, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

NB HOLDINGS CORPORATION

Date: August 8, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANK OF AMERICA, N.A.

Date: August 8, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANA (#1) LLC

Date: August 8, 2003	By: BANK OF AMERICA, N.A.,

its sole member and manager

By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANC OF AMERICA STRATEGIC
SOLUTIONS, INC.

Date: August 8, 2003	By: /s/ Robert W. Long, Jr.
Robert W. Long, Jr.
Managing Director